Exhibit 99.1

Ozon Reports Fourth Quarter and Audited Full-Year 2022 Results

April 25, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces its unaudited financial results for the fourth quarter and audited financial results for the full-year ended December 31, 2022.

Fourth Quarter and Full-Year 2022 Operating and Financial Highlights

•

GMV incl. services increased by 67% year-on-year to RUB 296.0 billion in Q4 2022 boosted by the near doubling of Ozon Marketplace (3P) GMV. In the full-year 2022, GMV incl. services increased 86% year-on-year to RUB 832.2 billion.

•

Total revenue increased by 41% and 55% year-on-year in Q4 2022 and in the full-year 2022, respectively, augmented by growth in our service revenues of 123% year-on-year in Q4 2022 and of 147% in the full-year 2022.

•

Adjusted EBITDA was positive for the third consecutive quarter and reached RUB 3.9 billion in Q4 2022 mainly due to the increase in revenue, in particular service revenue, the optimization of fulfillment and delivery expenses and a reduction in sales and marketing costs. Adjusted EBITDA improved by 10.3 p.p. to 1.3% as a percentage of GMV incl. services in Q4 2022 and improved sequentially by 0.4 p.p. compared to Q3 2022.

•

Loss for the period decreased significantly year-on-year to RUB 11.2 billion in Q4 2022 and remained broadly flat at RUB 58.2 billion for the full-year 2022, despite a one-off operating expense of RUB 10.2 billion resulting from a fire incident at our fulfillment center in the Moscow region in August 2022.

(RUB in millions, unless indicated otherwise)	For the three months ended December 31,			For the year ended December 31,
	2022	2021	YoY, %	2022	2021[1]	YoY, %
GMV incl. services	296,019	176,805	67%	832,240	448,260	86%
Number of orders, million	174.6	92.1	90%	465.4	223.3	108%
Number of active buyers, million	35.2	25.6	38%	35.2	25.6	38%
Annual order frequency	n/a	n/a	n/a	13.2	8.7	52%
Share of Marketplace as a percentage of GMV incl. services, %	78.4%	67.7%	10.7 pp	76.2%	64.8%	11.4 pp
Total revenue	93,626	66,298	41%	277,115	178,215	55%
Adjusted EBITDA	3,933	(15,886)	n/a	(3,215)	(41,156)	92%
Adjusted EBITDA as a percentage of GMV incl. services, %	1.3%	(9.0%)	10.3 pp	(0.4%)	(9.2%)	8.8 pp
Loss for the period	(11,212)	(20,794)	(46%)	(58,187)	(56,779)	2%
Net cash generated from / (used in) operating activities	8,534	15,266	(44%)	(18,753)	(13,626)	38%
Net cash used in investing activities	(8,732)	(22,643)	(61%)	(16,040)	(35,403)	(55%)
Net cash generated from / (used in) financing activities	19,658	(2,156)	—	18,394	53,892	(66%)

The above table sets forth a summary of the key operating and financial information for the quarter and fiscal year ended December 31, 2022. The quarterly information for the three months ended December 31, 2022 and 2021 has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) filed with the United States Securities and Exchange Commission (“SEC”) on April 25, 2023. See the “Presentation of Financial and Other Information” section of this press release for a definition of non-IFRS measures, such as Adjusted EBITDA, and a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Total revenue increase of 41% year-on-year in Q4 2022 was driven by growth in service revenues, which was partly offset by the softer performance of our 1P business due to supply chain disruptions. Service revenues demonstrated strong progression, increasing by 123% year-on-year in Q4 2022, boosted by adjustments to the marketplace commission and rising advertising revenues. Notably, advertising revenue reached 3.8% as a percentage of GMV in Q4 2022 compared to 2.3% in Q4 2021, primarily driven by rapid growth in the seller base as well as quality and efficiency enhancements made to our suite of advertising products for sellers.

(RUB in millions)	For the three months ended December 31,			For the year ended December, 31,
	2022	2021	YoY, %	2022	2021	YoY, %
Sales of goods	41,130	42,739	(4%)	135,278	120,792	12%
Service revenue	52,496	23,559	123%	141,837	57,423	147%
Marketplace commissions	38,483	18,023	114%	106,428	44,345	140%
Advertising revenue	11,142	4,034	176%	26,268	9,322	182%
Delivery services	1,731	1,153	50%	6,287	2,750	129%
Financial services	525	—	—	1 088	—	—
Travel commissions	174	74	135%	730	429	70%
Other revenue	441	275	60%	1 036	577	80%
Total revenue	93,626	66,298	41%	277,115	178,215	55%

Operating expenses declined by 17.2 p.p. year-on-year in Q4 2022 as a percentage of GMV incl services as our cost of sales and marketing and sales expenses decreased significantly year-on-year and fulfillment and delivery cost base growth decelerated to 35% in Q4 2022 from 187.2% year-on-year in Q4 2021. The growing scale of our business, as well as the optimization of logistics routes and processes at fulfillment centers, led to a decrease in fulfillment and delivery costs of 3.5 p.p. year-on-year as a percentage of GMV incl. services in Q4 2022. Growth in expenses tied to technology and content slowed in Q4 2022, and cost per order declined to 35 RUB in Q4 2022 from 49 RUB in Q4 2021, mainly as a result of the positive operating leverage effect. General and administrative expenses grew by 3% year-on-year in Q4 2022, declining by 1.1 p.p. to 1.6% as a percentage of GMV incl. services due to labor cost reduction and economies of scale.

Operating Expenses (RUB in millions)	For the three months ended December 31,			For the year ended December 31,
	2022	2021	YoY, %	2022	2021	YoY, %
Cost of sales	38,552	39,652	(3%)	121,475	112,548	8%
as % of GMV incl. services	13.0%	22.4%	(9.4 pp)	14.6%	25.1%	(10.5 pp)
Fulfillment and delivery	42,405	31,505	35%	122,518	76,240	61%
as % of GMV incl. services	14.3%	17.8%	(3.5 pp)	14.7%	17.0%	(2.3 pp)
Sales and marketing	5,995	8,186	(27%)	24,508	23,535	4%
as % of GMV incl. services	2.0%	4.6%	(2.6 pp)	2.9%	5.3%	(2.4 pp)
Technology and content	6,166	4,538	36%	22,851	12,862	78%
as % of GMV incl. services	2.1%	2.6%	(0.5 pp)	2.7%	2.9%	(0.2 pp)
General and administrative	4,823	4,700	3%	19,747	11,886	66%
as % of GMV incl. services	1.6%	2.7%	(1.1 pp)	2.4%	2.7%	(0.3 pp)
Losses related to the fire incident	(620)	—	—	10,165	—	—
as % of GMV incl. services	(0.2%)	—	(0.2 pp)	1.2%	—	1.2 pp
Total operating expenses	97,321	88,581	10%	321,264	237,071	36%
as % of GMV incl. services	32.9%	50.1%	(17.2 pp)	38.6%	52.9%	(14.3 pp)

Non-operating expenses amounted to RUB 7.5 billion in Q4 2022 compared to non-operating income of RUB 1.4 billion in Q4 2021, driven by rising interest rates and foreign currency exchange loss.

Loss for the period amounted to RUB 11.2 billion in Q4 2022 compared to RUB 20.8 billion in Q4 2021 due to solid GMV growth and improved profitability as a result of operating leverage and increasing platform monetization.

Net Cash Generated from Operating Activities was positive and reached RUB 8.5 billion in Q4 2022. The reduction compared to RUB 15.3 billion generated in Q4 2021 was largely attributed to a lower contribution from accounts payable and a greater cash outflow in respect of inventories.

Net Cash Used in Investing activities was RUB 8.7 billion in Q4 2022 versus RUB 22.6 billion in Q4 2021. The decrease of cash used in investing activities was primarily related to the placement of RUB 14.2 billion in bank deposits in Q4 2021.

Capital Expenditures in Q4 2022 remained broadly flat year-on-year and amounted to RUB 8.4 billion and was primarily related to expansion of fulfillment centers and launch of new warehouses to support growth of our platform.

Net Cash Generated from Financing activities was RUB 19.7 billion in Q4 2022 compared to RUB 2.2 billion used in Q4 2021 mainly due to proceeds from borrowings.

Cash, cash equivalents and short-term bank deposits amounted to RUB 90.5 billion (an equivalent of 1.3 billion in USD terms1) as of December 31, 2022.

[1]

The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of December 31, 2022: RUB 70.3375 per 1 USD (source: the Central Bank of the Russian Federation).

Key Business Developments

Number of orders more than doubled to 465 million orders in the full-year 2022, bolstered by greater customer base and rising order frequency. Number of active buyers increased by 9.6 million to 35.2 million in 2022 as wider assortment and competitive pricing attracted new customers to the platform. Order frequency is one of the key indicators of our customer cohorts’ performance. As of December 31, 2022, the order frequency reached 13.2 orders per active customer per annum, increasing by more than 50% from 8.7 orders per annum as of December 31, 2021.

Number of active sellers reached approximately 232 thousand, increasing by 2.5 times year-on-year. With a rapid increase in the number of active sellers, share of Marketplace GMV continued to edge up reaching 78% in Q4 2022 compared with 68% in Q4 2021.

Ozon Global is our cross-border business which enables international sellers to offer goods to our customers. As of December 31, 2022, about 16 thousand international sellers from over 40 countries operated on our platform. In 2022 we continued to expand our global operations and launched Ozon Partner Delivery for goods from Turkey and China, and our Marketplace introduced direct sales of various goods by merchants through the Ozon Global platform. In October 2022, we established a sales office in Turkey and in November in China to attract more local sellers, further expand our product assortment and improve delivery time.

Ozon’s total warehouse footprint expanded by 36% year-on-year and reached approximately 1.4 million square meters as of December 31, 2022. In 2022 the Company also launched fulfillment centers in Kazakhstan and Belarus.

Ozon Fintech provides B2B and B2C financial services to our sellers and buyers and enhances customer retention and platform monetization and boosts our profitability. Ozon’s B2B fintech products include Flexible Payment Plan, lending solutions, settlement and cash services. Our B2C Fintech services consist of Ozon Card with more than 16 million users and BNPL solution and boost customer engagement, order frequency and boost profitability of the platform due to acquiring costs saving. Ozon Card allows customers to transact on and off-platform, to receive cashback and to buy goods on our platform at a discount, and results in higher order frequency per user compared to customers that do not use our fintech products.

Convertible Bonds and Debt Financing

As a result of a “Delisting Event” in March 2022, the holders of our USD 750 million 1.875% senior unsecured convertible bonds due 2026 (the “Bonds”) were entitled to require the Company to redeem the Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022.

In September 2022, the Company and an ad hoc committee of holders of the Bonds reached an agreement with respect to the terms of early redemption of the Bonds (the “Restructuring”). The terms of the Restructuring can be found in the consent solicitation memorandum dated September 23, 2022. In October 2022, holders of over 90% in principal amount of the Bonds outstanding voted in favor of the Restructuring. By December 31, 2022, the Company obtained U.S. and Cyprus sanctions licenses regarding the Restructuring, and in March 2023 the UK sanctions authority published a general license the scope of which covers the Restructuring and its implementation.

As of the date of this press release, the Company redeemed approximately 94% in principal amount of the Bonds. For further disclosure related to the Restructuring, please refer to the Company’s website https://ir.ozon.com/restructuring.

Risk and Uncertainties Related to Current Environment

The Company’s primary market of operations is Russia. The Company’s business and the results of its operations are therefore dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources and instability in the local currency market.

The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine, along with regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. The United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, oil, defense and other state-owned companies and other Russian companies and businesspersons, as well as export and import restrictions. In response, Russia identified a number of states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia. In connection with such counter-measures, the Company is currently restricted from upstreaming cash from its Russian subsidiaries.

As the potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to rapidly evolve, in a manner that is unpredictable and beyond the Company’s control, it is difficult to accurately predict the full impact of the sanctions that have been introduced, as well as that of any measures taken by the Russian Government in response to these sanctions.

About OZON

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its country-wide fulfillment infrastructure and delivery network enables Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Adjusted EBITDA. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes interim financial information for the three months and the year ended December 31, 2022 and 2021. The quarterly information has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31,			For the year ended December 31,
	2022	2021	YoY, %	2022	2021	YoY, %
Revenue:
Sales of goods	41,130	42,739	(4%)	135,278	120,792	12%
Service revenue	52,496	23,559	123%	141,837	57,423	147%
Total revenue	93,626	66,298	41%	277,115	178,215	55%
Operating expenses:
Cost of sales	(38,552)	(39,652)	(3%)	(121,475)	(112,548)	8%
Fulfillment and delivery	(42,405)	(31,505)	35%	(122,518)	(76,240)	61%
Sales and marketing	(5,995)	(8,186)	(27%)	(24,508)	(23,535)	4%
Technology and content	(6,166)	(4,538)	36%	(22,851)	(12,862)	78%
General and administrative	(4,823)	(4,700)	3%	(19,747)	(11,886)	66%
Gains / (Losses) related to the fire incident	620	—	—	(10,165)	—	—
Total operating expenses	(97,321)	(88,581)	10%	(321,264)	(237,071)	36%
Operating loss	(3,695)	(22,283)	(83%)	(44,149)	(58,856)	(25%)
Loss on convertible bonds	—	—	—	(8,567)	—	—
Expected credit losses on financial assets	(185)	—	—	(348)	—	—
Gain / (Loss) on disposal of non-current assets	78	(22)	—	(824)	(33)	—
Interest expense	(3,760)	(2,063)	82%	(11,860)	(5,802)	104%
Interest income	841	739	14%	2,869	1,484	93%
Net (loss) / gain on revaluation of financial instruments at fair value through profit or loss	(429)	2,037	—	726	6,341	(89%)
Share of (loss) / profit of an associate	(4)	(9)	(56%)	289	197	47%
Impairment of non-financial assets	(22)	—	—	(255)	—	—
Foreign currency exchange gain / (loss), net	(4,024)	760	—	4,963	(108)	—
Other non-operating income / (expenses)	3	—	—	(6)	—	—
Total non-operating (expense) / income	(7,502)	1,442	—	(13,013)	2,079	—
Loss before income tax	(11,197)	(20,841)	(46%)	(57,162)	(56,777)	1%
Income tax (expense) / benefit	(15)	47	—	(1,025)	(2)	—
Loss for the period	(11,212)	(20,794)	(46%)	(58,187)	(56,779)	2%

Ozon Holdings PLC

Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Cash flows from operating activities
Loss before income tax	(11,197)	(20,841)	(57,162)	(56,777)
Adjusted for:
Depreciation and amortization of non-current assets	5,527	3,331	19,770	9,880
Interest expense	3,760	2,063	11,860	5,802
Interest income	(841)	(739)	(2,869)	(1,484)
Foreign currency exchange loss / (gain), net	4,024	(760)	(4,963)	108
Write-downs and losses of inventories	1,799	1,656	5,591	3,317
Loss on disposal of non-current assets	1,246	22	2,157	33
Share of (loss) / profit of an associate	4	9	(289)	(197)
Changes in expected credit losses	469	(18)	652	(19)
Loss on convertible bonds	—	—	8,567	—
Share-based compensation expense	2,721	3,066	10,999	7,820
Derecognition and impairment of non-current assets	(1,691)	—	668	—
Net loss / (gain) on revaluation of financial instruments at fair value through profit or loss	429	(2,037)	(726)	(6,341)
Changes in working capital:
Changes in inventories	(15,092)	(8,619)	(13,801)	(14,278)
Changes in accounts receivable	(2,514)	(2,208)	164	(3,125)
Changes in loans to customers	(2,660)	—	(5,185)	—
Changes in other assets	(7,115)	(3,612)	(9,619)	(7,042)
Changes in accounts payable and other liabilities	29,405	45,143	17,921	53,311
Changes in customer deposits and other financial liabilities	2,723	—	6,138	—
Cash (used in) / generated from operations	10,997	16,456	(10,127)	(8,992)
Interest paid	(2,338)	(1,173)	(8,345)	(4,485)
Income tax paid	(125)	(17)	(281)	(149)
Net cash generated from / (used in) operating activities	8,534	15,266	(18,753)	(13,626)

Ozon Holdings PLC

Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Cash flows from investing activities
Interest received	755	565	2,775	1,267
Purchase of property and equipment	(8,374)	(8,686)	(35,422)	(18,680)
Purchase of intangible assets	(46)	(155)	(391)	(661)
Proceeds from disposal of property and equipment	204	—	204	—
Advances on lease contracts not yet commenced	(1,085)	—	(1,085)	—
Dividends received from an associate	—	70	205	211
Placement of bank deposits	—	(14,234)	—	(17,200)
Return of bank deposits	—	—	18,297
Issuance of loans to employees	(186)	(203)	(623)	(340)
Net cash used in investing activities	(8,732)	(22,643)	(16,040)	(35,403)
Cash flows from financing activities
Proceeds from exercise of share option	—	—	—	313
Proceeds from borrowings, net of transaction costs	24,560	240	40,725	10,371
Proceeds from issue of a convertible bond, net of transaction costs	—	—	—	54,499
Amounts deposited for the convertible bond restructuring	(2,264)	—	(2,264)	—
Repayment of borrowings	(227)	(140)	(10,834)	(6,522)
Payment of principal portion of lease liabilities	(2,411)	(2,256)	(9,233)	(4,769)
Net cash generated from / (used in) financing activities	19,658	(2,156)	18,394	53,892
Net increase / (decrease) in cash and cash equivalents	19,460	(9,533)	(16,399)	4,863
Cash and cash equivalents at the beginning of the period	65,598	116,468	108,037	103,702
Effects of exchange rate changes on the balance of cash held in foreign currencies	5,411	1,102	(1,169)	(528)
Cash and cash equivalents at the end of the period	90,469	108,037	90,469	108,037

Ozon Holdings PLC

Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	December 31, 2022	December 31, 2021
Assets
Non-current assets
Property, plant and equipment	55,754	29,970
Right-of-use assets	68,439	39,940
Intangible assets	661	1,171
Investments in an associate	1,269	1,238
Deferred tax assets	133	80
Other financial assets	2,610	2,312
Other non-financial assets	1,052	41
Total non-current assets	129,918	74,752
Current assets
Inventories	34,615	26,362
Accounts receivable	7,151	6,611
Other financial assets	3,488	32
Other non-financial assets	13,014	4,107
VAT receivable	1,025	3,440
Short-term bank deposits	—	17,954
Loans to customers	5,141	43
Cash and cash equivalents	90,469	108,037
Total current assets	154,903	166,586
Total assets	284,821	241,338
Equity and liabilities
Equity
Share capital	12	12
Share premium	135,523	134,924
Treasury shares	(1)	(1)
Equity-settled employee benefits reserves	18,200	7,800
Other capital reserves	(70)	(3)
Accumulated losses	(170,311)	(112,124)
Total equity	(16,647)	30,608

Ozon Holdings PLC

Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	December 31, 2022	December 31, 2021
Non-current liabilities
Borrowings	38,900	50,577
Lease liabilities	64,151	34,770
Derivative liabilities	3,000	594
Deferred tax liabilities	21	46
Deferred income	230	289
Trade and other payables	292	518
Total non-current liabilities	106,594	86,794
Current liabilities
Trade and other payables	94,749	89,273
Borrowings	55,215	11,539
Lease liabilities	10,344	7,697
Taxes payable	1,654	1,077
Accrued expenses	8,936	4,716
Contract liabilities and deferred income	17,838	9,634
Customer deposits and other financial liabilities	6,138	—
Total current liabilities	194,874	123,936
Total liabilities	301,468	210,730
Total equity and liabilities	284,821	241,338

Presentation of Financial and Other Information

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Capital Expenditures as payments for purchase of property, plant and equipment and intangible assets.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding December 31, 2022.

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA. We define:

•

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization, share-based compensation expense and losses related to the fire incident. Adjusted EBITDA is disclosed here and elsewhere in this press release to provide investors with additional information regarding our results of operations.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. We believe it is useful to exclude losses related to the fire incident as these losses relate to a material non-recurring event, which is not indicative of our performance in future. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;

•	although losses related to the fire incident are resulted from a material non-recurring event, there is no assurance that such or similar losses will not recur in the future; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated.

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Loss for the period	(11,212)	(20,794)	(58,187)	(56,779)
Income tax expense / (benefit)	15	(47)	1,025	2
Total non-operating expense / (income)	7,502	(1,442)	13,013	(2,079)
Depreciation and amortization	5,527	3,331	19,770	9,880
Share-based compensation expense	2,721	3,066	10,999	7,820
(Gains) / Losses related to fire incident	(620)	—	10 165	—
Adjusted EBITDA	3,933	(15,886)	(3,215)	(41,156)